FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * McLaughlin., William R. (Last) (First) (Middle) 6105 Trenton Lane North (Street) Minneapolis, MN 55442 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Select Comfort Corporation ("SCSS") 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 5. If Amendment, Date of Original (Month/Day/Year) January 31, 2003 and February 5, 2003(1)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

   President and Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								1,000,000	I	(2)
Common Stock								47,959.51 (3)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock	1-for-1	1/31/03	1/31/03	A		165.26		Immed.	(4)	Common Stock	165.26	$11.58
Phantom Stock	1-for-1	2/5/03	2/5/03	A		87.38		Immed.	(4)	Common Stock	87.38	$11.07	252.64	D

 Explanation of Responses:

(1)       This amendment to Form 4 is being filed due to a financial printer error. In Mr. McLaughlin's original Form 4, filed on February 7, 2003, the printer did not include the footnotes in the "explanation of responses" section.

(2)       These shares are held by Standard Fusee Corporation, a Delaware corporation, of which Mr. McLaughlin is a director and indirect shareholder.  Mr. McLaughlin disclaims beneficial ownership except to the extent of his pecuniary interest in these securities.

(3)       Includes 19,492 shares acquired under Select Comfort’s Employee Stock Purchase Plan and 9,467.51 shares acquired under Select Comfort’s 401(k) Plan.  Mr. McLaughlin’s previous Section 16 reports reported shares acquired under the 401(k) Plan as units of common stock rather than shares of common stock.  Since units of common stock contained fractional shares, the units shown in the previous reports were higher than the shares shown in this report.  All future reports under the 401(k) Plan will be reported in shares.

(4)       Shares of phantom stock are payable in cash following termination of the reporting person’s employment with Select Comfort.

/s/ Mark A. Kimball ** Signature of Reporting Person	2/7/2003 Date
William R. McLaughlin by Mark A. Kimball, attorney-in-fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Mark A. Kimball, James C. Raabe, Mitchell W. Johnson and Rebecca Moody, and each of them signing singly, to be the undersigned’s true and lawful attorney-in-fact to:

(1)           Execute for and on behalf of the undersigned any Form 144, Form 3, Form 4 or Form 5 reporting any changes in the undersigned’s beneficial ownership of Select Comfort Corporation equity securities reportable on such form; and

(2)           Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 144, Form 3, Form 4 or Form 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)           Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is Select Comfort assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended or Form 144 of the Securities Act of 1933, as amended.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Form 144, Form 3,  Form 4 or Form 5 with respect to the undersigned’s holdings of and transactions in securities issued by Select Comfort, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 10th day of October, 2002.

/s/ William R. McLaughlin
[Signature]

William R. McLaughlin
[Print Name]